December 11, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Acceleration - Dito, Inc.
Amendment No. 1 to Registration Statement on Form S-1

(SEC File No. 333-249998)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dito, Inc. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-249998), and permit said Registration Statement to become effective on or before 4:30 p.m. (Eastern Time) on December 15, 2020, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

Dito, Inc.

/s/ Jason Drummond

Jason Drummond
Chief Executive Officer
cc: Daniel D. Nauth, Nauth LPC